EXHIBIT 12.1

Pinnacle Entertainment, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	($ in thousands)
Earnings:
Pre-tax income (loss)	$84,973	$131,888	($50,555)	($19,071)	($34,636)	($1,154)	$2,163
Add fixed charges	69,531	63,903	53,467	53,792	59,736	13,158	15,154
Less capitalized interest	(1,359)	(8,148)	(481)	(788)	(1,513)	(166)	(849)

Total Earnings	$153,145	$187,643	$2,431	$33,933	$23,587	$11,837	$16,468

Fixed Charges:
Interest expense - inclusive of the amortization of debt issuance costs	$64,573	$52,620	$49,853	$49,688	$54,881	$12,357	$13,571
Capitalized interest	1,359	8,148	481	788	1,513	166	849
Estimated interest portion in rent expense	3,599	3,135	3,133	3,316	3,342	634	734

Total Fixed Charges	$69,531	$63,903	$53,467	$53,792	$59,736	$13,158	$15,154

Ratio of earnings to fixed charges	2.20x	2.94x	0.05x	0.63x	0.39x	0.90x	1.09x

						$1,320